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                       PEASE OIL AND GAS COMMITS TO MERGER

FOR IMMEDIATE RELEASE - May 27, 1999

Grand  Junction,  Colorado - May 27, 1999 - Pease Oil and Gas  Company  (OTC BB:
WPOG) today announced that it has signed a letter of intent with Carpatsky Petroleum, Inc. ("Carpatsky"), a publicly held company traded on the Alberta Stock Exchange under the symbol "KPY.AL". Carpatsky is engaged in production and development of oil, gas and condensate in the Republic of Ukraine with proven reserves estimated by Carpatsky to be in excess of $45 million. The letter of intent has been approved by both companies' Boards of Directors. The transaction is still conditioned upon, among other things, the completion of a reserve report for the Carpatsky assets being prepared by Ryder Scott - Independent Petroleum Consultants, the preparation and approval of a definitive merger agreement and regulatory and shareholder approvals.

The Carpatsky assets consist of interests in two separate fields: 1.) the Rudovsko- Chervonozavodskoye field (a/k/a the "RC" field) located in the Poltava District of Eastern Ukraine; and 2.) the Bitkov field located in southwest Ukraine. In both areas, Carpatsky's planned operations will primarily focus on exploitation activities -- drilling development wells and performing workovers on existing wellbores -- in order to monetize proven reserves. Carpatsky has reported that the 8/8's daily production from the RC field is currently in excess of 14 million cubic feet of gas and 116 bbls of condensate from two wells. A third well was completed last week and, during initial testing, flowed
59.3 million cubic feet per day on a 14mm (0.5 inch) choke. This producing sand, known as the "T-3" horizon, is the deepest in the field. Two other wells are in the final stages of completion and should be on production during the third quarter of the year. In addition, one other well is currently drilling at 14,500' and is expected to reach its proposed target depth of 18,000' during the third quarter of this year. Carpatsky expects four to eight additional development wells will be drilled in the RC field between now and the end of 2000. The company's net revenue interest ("NRI") in the RC field is approximately 20%. However, pursuant to the terms of the joint venture agreement, Carpatsky has the right to increase its NRI to 45% by repaying $6.4 million advanced on its behalf by its joint venture partner. Since this additional contribution would essentially be purchasing proved producing reserves, the company intends making payment to increase its NRI later this year. At the Bitkov field, the Carpatsky-Ukrainian joint venture is producing in excess of 100 Bbls per day and 500-600 Mcf per day. A Ukrainian oil and gas agency estimates this field may have gross reserves in excess of 700 million barrels of oil, of which only 60 million have been produced to date. A study is now underway to determine how much of the field's reserves can be economically produced and the most efficient way to do so.

Pursuant to the terms of the proposed merger transaction, Pease will issue approximately 40 million shares of common stock to acquire all the outstanding stock of Carpatsky and will assume approximately $7.5 million in debt. The $7.5 million in debt includes the $6.4 million owed to their joint venture partners to increase their NRI from approximately 20% to 45% in the RC field. In addition, all of Pease's currently outstanding Series B Preferred Stock will be exchanged for approximately 8 million shares of common stock at the close of the transaction. The proposed terms were based on Carpatsky's discounted (PV-10) proved reserves, prepared on an SEC basis,


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FOR IMMEDIATE RELEASE - May 27, 1999 (Page 2 of 2):

of at least $45 million. For purposes of setting the share exchange rate between Pease and Carpatsky, neither the previously untested T-3 horizon at the RC field nor any reserves at the Bitkov field were given value. Therefore, it is reasonable to assume that the total reserve potential of Carpatsky's assets may be significantly greater than the $45 million. Accordingly, it is expected that the combined entities will have at least $50 million in proved reserves and liquid assets with only $11 million in debt or other liabilities.

Carpatsky was privately held until 1995 at which time it obtained its listing through a reverse merger into a Canadian public corporation. Carpatsky currently employs nine people in Kiev, all of whom are experienced oil and gas professionals. Les Texas, President and founder, is a Hungarian born and educated geologist-geophysicist with extensive operational experience in the US and abroad. In the early 1990's he returned to Eastern Europe and initiated a dialogue with ranking officials in the Ukrainian energy sector resulting in the conclusion of two joint venture arrangements and associated licenses, which now comprise the Carpatsky assets. The relationships developed by Les Texas within Ukraine's energy industry, combined with Carpatsky's performance to date, have led the company's Ukrainian partner to indicate that additional properties may be available sometime in the future.

Carpatsky's other executive personnel include Fred Hofheinz and David Melman. Fred Hofheinz, a Houston attorney and prominent businessman, has been involved in the oil and gas industry for more than thirty years. He is a former Mayor of Houston. David Melman has become affiliated with the company to assist with corporate finance, re-capitalization and investment banking initiatives and will be joining the company as a senior executive. Mr. Melman, an attorney, has held several senior management positions in and served on several Boards of Directors of publicly traded oil and gas companies. Upon closing of the transaction, the corporate offices will be consolidated in Houston, Texas and the reconstituted Board of Directors will consist of four members from Carpatsky and one member from Pease.

Patrick J. Duncan, President and CFO of Pease, commented, "We are very pleased to enter into this agreement with a company that has such substantial proven reserves and is comprised of such fine oil and gas professionals. The marriage of our Company with one that has such strong proven reserves and qualified management, accomplishes our goal of providing managerial, operational, geophysical and geological disciplines for the benefit of our shareholders."

Pease Oil and Gas Company is an independent energy company engaged in the exploration for and the acquisition and development of oil and gas properties using 3-D seismic technology. For more information please contact Patrick J. Duncan, CFO at (970) 245-5917.

Forward-Looking Statements: The statements in this report regarding estimated proven reserves, expected values, issuance of shares, terms of the merger transaction, planned operations, exploration, projected production performance and expected drilling and development activities are "forward-looking statements" within the meaning of the federal security laws. Such statements are inherently uncertain, and actual results and activities may differ materially from those estimated or projected. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report and other reports filed with the Securities and Exchange Commission. Such factors include, among others: material unknown factors discovered during further due diligence; the final negotiated terms while preparing a formal purchase and sale agreement; the uncertainty of shareholder and regulatory approvals; uncertainties inherent in reserve estimations and production rates, especially for estimates of undeveloped reserves; operational risks inherent in the oil and gas industry with corresponding exposure to delays; significant cost overruns; mechanical problems; the highly competitive nature of the oil and gas industry with corresponding shortages of equipment and personnel; the uncertain cost and pricing environment in the oil and gas industry; and the commercial and country risks associated with doing business in the Republic of Ukraine. The Company has no obligation to update the statements contained in this report or to take action that is described herein or otherwise presently planned.


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